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                             June 10, 2021

       Lawrence M. Blatt
       Chief Executive Officer
       Aligos Therapeutics, Inc.
       One Corporate Dr., 2nd Floor
       South San Francisco, CA 94080

                                                        Re: Aligos
Therapeutics, Inc.
                                                            Draft Registration
Statement
                                                            Submitted June 4,
2021
                                                            CIK No. 0001799448

       Dear Dr. Blatt:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Laura
Crotty at 202-551-7614 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Mark Roeder